Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly-held Authorized Capital Company

CNPJ/MF n0 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, August 08, 2019 — Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), pursuant to CVM Instruction No. 358, of January 3, 2002, as amended, and aligned with the best corporate governance practices, hereby informs its shareholders, investors and the market in general that the Company updated its CAPEX projections for the fiscal year of 2019, previously disclosed in the Material Fact of March 26, 2019.

For the fiscal year of 2019, the Company predicts a total CAPEX of R$ 5.9 billion, as detailed in the following chart:

CAPEX (R$ billion)	Old	New
Sustaining	4.0	3.8
Modernization and Expansion	0.6	0.4
Forest and Land	1.4	1.3
Port Terminals(1)	0.4	0.4
Total	6.4	5.9

(1)States of São Paulo and Maranhão

These projections will be included in section 11 of the Company’s Reference Form and will be available on CVM’s website on http://www.cvm.gov.br/ and the Company’s website on http://ri.suzano.com.br, in the legal deadline.

The Company hereby, through the information disclosed in this Material Fact, reaffirms its commitment to transparency with its shareholders, investors and the market in general and will keep them all timely and properly informed of any subsequent decision that results in a significant change in the CAPEX above predicted for the year.

The CAPEX projections presented herein only reflect current estimates or expectations of the Company’s management, subject to risks and uncertainties, and are not in any way a promise of performance. These CAPEX projections represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Exchange Act of 1934, as amended. The terms “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims” and “should”, as well as other similar terms, intend to identify such previsions, which, evidently, involve risks or uncertainties foreseen or not by the Company. Information on business perspectives, projections and financial targets are mere forecasts, based on management’s current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and the economic scenario of Brazil and the countries in which the Company operates and the sectors in which operates. Any alteration on perceptions or factors described above may cause concrete results to be different from the volume projections presented herein.

São Paulo, SP, August 08, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relations Officer